Exhibit 99.1

LightInTheBox Settles Class Action Lawsuit

— Company continues to focus on growing and strengthening its business operations —

Beijing, China, September 5, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that it has entered into an agreement to settle all claims in a U.S. securities class action lawsuit. The settlement remains subject to preliminary and final court approval.

As previously disclosed, on August 27, 2013, the Company was named as a defendant in the first of three putative shareholder class action lawsuits filed in the United States District Court for the Southern District of New York. These three actions were consolidated under the master caption In re LightInTheBox Holding Co., Ltd. Securities Litigation, No. 13-cv-6016-VEC (S.D.N.Y.). On May 1, 2014, the Company filed a motion to dismiss the second amended consolidated complaint for failure to state a claim as a matter of law.

The parties have entered into the settlement prior to a decision on the Company’s motion to dismiss. According to the settlement, which remains subject to preliminary and final court approval, the Company and its insurers have agreed to contribute US$1.55 million to a settlement fund payable to certain purchasers of the American depositary shares between June 6, 2013 and August 19, 2013. In return, the lead plaintiff has agreed to dismiss all claims against the Company and all of the individual defendants.  Following final approval of the settlement by the Court, the case will not be allowed to be refiled.

The settlement is not an admission of wrongdoing or acceptance of fault by the Company or any of the individual defendants.  Indeed, the Company has and continues to believe that the allegations made in the consolidated lawsuits lack merit. The Company believes that the statements made in its initial public offering prospectus and during its road show were true and accurate portrayals of the Company’s business, and that the Company made detailed disclosures to inform investors of the potential risks to the Company’s business. The Company has nevertheless agreed to the settlement in order to eliminate the uncertainties, burden and expense of further litigation. The Company believes that putting this matter behind it is in the best interest of its customers, employees and shareholders so that it can remain focused on growing and strengthening its business.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen Inc.

Ms. Xiaoyan Su

Tel: +86(10)5900 1548

Email: ir@lightinthebox.com

OR

Christensen Inc.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com